1555 Palm Beach Lakes Boulevard, Suite 310
West Palm Beach, FL 33401-2327
Tel: (561) 689-4441
Fax: (561) 659-0701
www.harriscramer.com

Michael D. Harris, Esq.
mharris@harriscramer.com

March 6, 2009

VIA EDGAR

Peggy Kim, Esq.

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3628

Re:

Sunair Services Corporation

Schedule 14C filed by Michael Brauser, Michael Herman and Dru Schmitt

Filed February 2, 2009

File No. 1-04334

Dear Ms. Kim:

On behalf of our clients, Messrs. Michael Brauser, Michael Herman and Dru Schmitt (the “Insurgents”), we are responding to the Staff’s comment letter dated March 2, 2009. The numbers set forth below correspond to the numbers in the Staff’s comment letter:

Schedule 14C

1.

Please revise to clarify that your information statement is in preliminary form.

Response:  We have changed the name of the Schedule to “Preliminary Information Statement” on page 1. We have also added specific language on page 1 and added bold print language on page 1 to make it clear that the Information Statement is preliminary and statements which appear inconsistent assume that the written consents will be obtained and the Staff will have no further comments.

2.

We note your response to comment four in our letter dated February 11, 2009. Please revise throughout your information statement to clarify that currently you have oral non-binding agreements but do not have any written consents. Please revise to identify the ten shareholders who have provided you with oral agreements and disclose the aggregate number of shares represented by their oral agreements. In addition, please revise to disclose your reasons for not obtaining written consents at this time and when you will obtain the consents.

Response:  We have added language on page 1 and page 2. We have also added at page 2 a table showing the shareholders and the number of shares owned. You will note that 11 shareholders are listed, which includes Michael Brauser and his father, Barry Honig, who is Mr. Michael Brauser’s “partner” on many other matters (but not Sunair), Dru Schmitt and his “partner” Joseph Q. DiMartini, and Michael Herman. Our view is that these six people were not solicited. This was covered in our response letter submitted on February 25, 2009 in connection with the filing of Amendment No. 1 to Schedule 14C.

Peggy Kim, Esq.

March 6, 2009

Where applicable, the filing was revised as appropriate.

If you have any questions, please contact me at 561-689-4441.

Sincerely yours,

Michael D. Harris

MDH/cdv